

March 16, 2015

Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
1044 Northern Boulevard
Roslyn, NY 11576-1514

   Re: Sino-Global Shipping America, Ltd.
   Amendment No. 5 to Registration Statement on Form S-1
   Filed March 3, 2015
   File No. 333-199160

Dear Mr. Cao:

      We have reviewed your most recent amendment filed March 3, 2015 and have the following additional comment.

   1. In January 2015, the Ministry of Commerce of China released a discussion draft of proposed legislation for public comment, which appears to set out a plan for overhauling Chinese foreign investment laws. To the extent that the discussion draft may be material to you or your operations please amend your registration statement to disclose the discussion draft, including how the proposed changes may impact your operations.

      In this regard, we note from page 14 that in 2013 you reorganized your shipping agency business as it relates to your VIE Sino-China and we note from page 24 that as of September 30, 2014 you do not provide shipping agency services through Sino-China. You state on page 16, however, that you rely on payments from Sino-China. In addition, pages 14 and 15 appear to discuss risks related to ongoing payments from Sino-China. We also note disclosure on page 38 that Sino-China holds the licenses and permits necessary to operate and provide shipping services in the PRC, and that through Sino-China you are able to provide services in all commercial ports in the PRC. If material, please discuss the new proposed legislation in your filing, such as in the Risk Factors on pages 14-16 or the regulatory disclosure on pages 43 and 44.

You may contact Julie Griffith at (202) 551-3267, or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor

cc: Lawrence G. Nusbaum
        Gusrae Kaplan Nusbaum PLLC